FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

New composition of the Audit Committee

Capital Market Law No. 26831

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 27th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer

Buenos Aires, April 27th 2021

Messrs.

Securities and Exchange Commission

RE: Relevant information. New composition of the Audit Committee Capital Market Law No. 26831.

With due consideration:

We hereby address you, in our capacity as proxies of Banco BBVA Argentina S.A., in order to inform that the members of the Board of Directors decided, at its meeting held today, to replace Mr. Juan Manuel Ballesteros Castellano by Mr. Ernesto Mario San Gil ad referendum of the authorization by the BCRA, for the Audit Committee, Capital Market Law No. 26,831, which is currently comprised of:

Directors: Mrs. Adriana Fernández de Melero (1)

Mr. Alfredo Castillo Triguero (2)

Mr. Ernesto Mario San Gil (ad-referéndum BCRA) (3)

Their commissions expire: 1) 05-08-2022; (2) 03-27-2023; (3) 04-27-2024

Yours faithfully

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)